Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-239204) and related Prospectus of IAC/InterActiveCorp for the offer and sale of 13,750 common stock and to the incorporation by reference therein of our report dated February 17, 2021 (except for the effects of presenting Vimeo, Inc. as discontinued operations, discussed in Note 4, as to which the date is June 1, 2021), with respect to the consolidated and combined financial statements and schedule of IAC/InterActiveCorp and subsidiaries, included in IAC/InterActiveCorp’s Current Report on Form 8-K dated June 1, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 10, 2021